Mail Stop 4561

February 21, 2008

Via U.S. Mail and Facsimile 609.683.1523

Mr. James A. Mehling
Vice President and Chief Operating Officer
Mount Lucas Management Corporation
47 Hulfish Street
Suite 510
Princeton, NJ 08542

> **Re:** **MLM Index Fund**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 000-49767**

Dear Mr. Mehling:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief